CERTIFICATE OF FORMATION
OF
CONECTIV MID MERIT, LLC

The undersigned, an authorized natural person, in order to form a limited liability

company under Section 18-201 of the Delaware Limited Liability Company Act, hereby

certifies as follows:

FIRST: The name of the LLC formed hereby is:

                Conectiv Mid Merit, LLC

SECOND: The address of the registered office of the
                LLC in the State of Delaware is:

                    800 King Street
                    Wilmington, New Castle County, Delaware 19801

THIRD: The name and address of the registered
                agent for service of process on the LLC in the
                State of Delaware is:

                    PHI Service Company c/o Legal Dept.
                    800 King Street
                    Wilmington, New Castle County, Delaware 19801

    IN WITNESS WHEREOF, the undersigned, an authorized natural person of the
Company, hereby certifies that the facts stated herein are true as of May 7, 2003.

                        /s/ Nina J. Clements
                        Nina J. Clements
                        Authorized Person